UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MID PENN BANCORP, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

59540G107

(CUSIP Number)

Donald F. Kiefer

Lawrence Keister & Company

125 South Arch Street

Connellsville, PA 15425

(724) 628-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59540G107	Page 2 of 7

1.	Names of Reporting Persons: Lawrence Keister & Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,003,259
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,003,259
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,003,259
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Based on 8,450,893 outstanding shares of Issuer common stock, as set forth in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2018.

CUSIP No. 59540G107	Page 3 of 7

1.	Names of Reporting Persons: Marilyn K. Andras
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,719
	8.	Shared Voting Power 1,003,259
	9.	Sole Dispositive Power 34,719
	10.	Shared Dispositive Power 1,003,259
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%[2]
14.	Type of Reporting Person (See Instructions) IN

[2]	Based on 8,450,893 outstanding shares of Issuer common stock, as set forth in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2018.

CUSIP No. 59540G107	Page 4 of 7

1.	Names of Reporting Persons: Lawrence J. Kiefer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,992
	8.	Shared Voting Power 1,003,259
	9.	Sole Dispositive Power 34,992
	10.	Shared Dispositive Power 1,003,259
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,038,251
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%[3]
14.	Type of Reporting Person (See Instructions) IN

[3]	Based on 8,450,893 outstanding shares of Issuer common stock, as set forth in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2018.

CUSIP No. 59540G107	Page 5 of 7

1.	Names of Reporting Persons: Donald F. Kiefer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,852
	8.	Shared Voting Power 1,003,259
	9.	Sole Dispositive Power 39,852
	10.	Shared Dispositive Power 1,003,259
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,111
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%[4]

[4]	Based on 8,450,893 outstanding shares of Issuer common stock, as set forth in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2018.

CUSIP No. 59540G107

EXPLANATORY NOTE:

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed on January 18, 2018 (the “Original Schedule 13D”) by Lawrence Keister & Company (the “Keister Partnership”), Marilyn K. Andras, Lawrence J. Kiefer and Donald F. Kiefer (collectively, the “Reporting Persons”). This Amendment is being filed by the Reporting Persons to reflect the reduction in beneficial ownership percentage resulting from the issuance of shares of Mid Penn Bancorp, Inc. (“Issuer”) common stock, $1.00 par value per share, in connection with the Issuer’s merger acquisition of First Priority Financial Corp., which was effective July 31, 2018. As stated in response to Item 5(c), there have been no transactions in the Issuer’s common stock by the Reporting Persons in the past 60 days.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

The aggregate number and percentage of the Issuer’s common stock beneficially owned by the Keister Partnership is 1,003,259 shares (or 11.9%). The aggregate number and percentage of the Issuer’s common stock beneficially owned by Marilyn K. Andras, individually, and as a managing partner of the Keister Partnership, is 1,037,978 (or 12.3%). The aggregate number and percentage of the Issuer’s common stock beneficially owned by Lawrence J. Kiefer, individually, and as a managing partner of the Keister Partnership is 1,038,251 (or 12.3%). The aggregate number and percentage of the Issuer’s common stock beneficially owned by Donald F. Kiefer, individually, and as a managing partner of the Keister Partnership is 1,043,111 (or 12.3%).

The agreement for the Keister Partnership permits each partner to withdraw from the Keister Partnership upon 30 days notice. Any withdrawing partner would have the right to obtain his or her pro rata share of the Keister Partnership’s holdings in the Issuer, based on his or her percentage ownership in the Keister Partnership. The number of shares that each Other Partner has the right to acquire is based on this withdrawal right. The number and percentage of shares of the Issuer beneficially owned by each Other Partner, including shares they have the right to acquire, is set forth below.

Karen L. Kiefer owns 34,797 of the Issuer’s shares outright, and has the right to acquire an additional 159,811 shares, for an aggregate of 194,608 shares of the Issuer (or 2.3%). Bruce A. Kiefer owns 34,525 of the Issuer’s shares outright, and has the right to acquire an additional 159,811 shares, for an aggregate of 194,336 shares of the Issuer (or 2.3%). Kimberly K. Best owns 34,525 of the Issuer’s shares outright, and has the right to acquire an additional 159,811 shares, for an aggregate of 194,336 shares of the Issuer (or 2.3%). Rachel L. Greenier owns 2,216 of the Issuer’s shares outright, and has the right to acquire an additional 12,841 shares, for an aggregate of 15,057 shares of the Issuer (or less than 1%). Kory R. Kiefer owns 389 of the Issuer’s shares outright, and has the right to acquire an additional 12,841 shares, for an aggregate of 13,230 shares of the Issuer (or less than 1%). Mark H. Kiefer owns 0 of the Issuer’s shares outright, and has the right to acquire an additional 12,841 shares, for an aggregate of 12,841 shares of the Issuer (or less than 1%). Rebekka M. Kiefer owns 389 of the Issuer’s shares outright, and has the right to acquire an additional 12,841 shares, for an aggregate of 13,230 shares of the Issuer (or less than 1%). The Marilyn K. Kiefer Trust owns 0 of the Issuer’s shares outright, and has the right to acquire an additional 1,404 shares, for an aggregate of 1,404 shares of the Issuer (or less than 1%).

CUSIP No. 59540G107

The Percentages of Issuer’s shares beneficially owned by each Other Partner, as set forth above, is based on 8,450,893 shares of Issuer’s common stock outstanding as of August 7, 2018.

(b)

The Keister Partnership has sole voting/dispositive power of its 1,003,259 shares of the Issuer’s common stock. Marilyn K. Andras has sole voting/dispositive power of 34,719 shares and shared voting/dispositive power of 1,003,259 shares of the Issuer’s common stock. Lawrence J Kiefer has sole voting/dispositive power of 34,992 shares and shared voting/dispositive power of 1,003,259 shares of the Issuer’s common stock. Donald F. Kiefer has sole voting/dispositive power of 39,852 shares and shared voting/dispositive power of 1,003,259 shares of the Issuer’s common stock. Each of the Other Partners has sole voting/dispositive power over the shares of the Issuer, which are individually owned by each of the Other Partners, as set forth above.

(c)	No Reporting Person and no Other Partner has effected any transaction in the common stock of the Issuer during the past 60 days.

(d)	No other person is known to have the power to receive or direct the receipt of the dividends of, or proceeds from the sale of, the shares reported herein.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2018	LAWRENCE KEISTER & COMPANY

	By:	/s/ Lawrence J. Kiefer
Lawrence J. Kiefer, Managing Partner

/s/ Marilyn K. Andras
Marilyn K. Andras, individually

/s/ Lawrence J. Kiefer
Lawrence J. Kiefer, individually

/s/ Donald F. Kiefer
Donald F. Kiefer, individually